

December 7, 2011

Via E-mail and Fax (86) 537-538-3311
Wu Yuxiang
Chief Financial Officer
Yanzhou Coal Mining Co. Ltd.
298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China

> **Re: Yanzhou Coal Mining Co. Ltd**.
> **Form 20-F for the Fiscal Year ended December 31, 2010**
> **Filed June 24, 2011**
> **File No. 001-14714**

Dear Mr. Yuxiang:

We have reviewed your response letter dated October 18, 2011 as well as your filing and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2010

Financial Statements

Note 48 – Retirement Benefits, page F-97

1.   We have read your response to prior comment 1 and understand that your parent company manages your post retirement benefits plans. We also understand that the annual payment you make to your parent company for your contribution to the benefit plans is comprised of an endowment insurance expense for your current employees and retirement benefits for retired employees. Please address the following points:

- Clarify whether you or your parent company is legally responsible for the obligations created under the benefit plans and identify the party that would be liable for payment of the benefit obligations if the plan assets are insufficient to pay all of the retirement benefits due to your current and former employees.

- Tell us how your accounting and characterization of these plans as defined contribution plans rather than defined benefit plans is consistent with the definitions found at paragraph 8 of IAS 19 and related guidance.

Closing Comments

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief